Filed by: Physicians Insurance Company of Wisconsin, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ProAssurance Corporation

Commission Correspondence Number: 133-___________________

This filing provides the Commission with a copy of a newsletter published by Physicians Insurance Company of Wisconsin, Inc., and mailed to all policyholders, some of whom are shareholders of Physicians Insurance Company of Wisconsin, Inc. The newsletter contains articles that address a proposed transaction in which the shares of common stock of Physicians Insurance Company of Wisconsin, Inc. will be converted into and exchanged for shares of common stock of ProAssurance Corporation. ProAssurance Corporation will file a registration statement with the Securities and Exchange Commission to register the shares to be issued in the transaction. Investors are encouraged to read the registration statement when it is filed with the SEC because it contains important information. Investors can obtain information about ProAssurance from the reports filed by ProAssurance with the SEC at the SEC's website: www.sec.gov. Copies of ProAssurance's recent SEC reports are also posted on ProAssurance's website: www.proassurance.com.

TRENDWATCH
PIC WISCONSIN January 2006 • Volume 11, Issue 1
PEER REVIEW: PRIVILEGE AND PROCESS
PEER REVIEW ESSENTIALS
DEFENDING THE PRACTICE OF MEDICINE: 20 YEARS STRONG AND GROWING STRONGER
ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

MESSAGE FROM THE PRESIDENT
As we begin 2006—PIC WISCONSIN’s 20th year—I am very pleased to announce the company’s proposed merger with ProAssurance, the nation’s fourth largest professional liability insurer. We believe the proposed merger, which is still subject to shareholder and regulatory approval, is in the best interest of all our constituents—shareholders, policyholders, and staff alike. PIC WISCONSIN is in superb shape: fi nancially strong, with industry-leading claims results, client-recognized risk management and customer service, and tireless advocacy for physicians. As always, we continue to improve the service and protection for our insureds for the long run. For more than ten years, PIC WISCONSIN’s board sought a long-term solution for providing value to our shareholders. In the end, the best solution was to fi nd a partner whose principles closely matched ours. Physician founded, focused, and led, ProAssurance’s values are highly compatible with PIC WISCONSIN’s core principles. They emphasize risk management, fi nancial strength, and the best claims defense possible. ProAssurance acquisitions retain their own identity and continue to manage their local underwriting, risk management, and claims functions, so PIC WISCONSIN will continue to serve you with the added advantage of a stronger fi nancial and operational foundation. See “Defending the Practice of Medicine: 20 Years Strong and Growing Stronger” for more information about our potential merger. In regional news, the medical malpractice climate in Wisconsin was dealt a blow once again by the Wisconsin Supreme Court, who, in a recent decision, allowed a 14-year-old disabled child to sue for malpractice, thereby negating the previous statute of limitations for minors of three years from date of injury or ten years of age, whichever is longer. While this was a very narrow decision that may be legislatively correctible, it points to the gradual erosion of our legal environment since the change in composition of the Court took place in early 2005. PIC WISCONSIN continues to advocate for meaningful tort reform, including caps and reasonable statutes of limitations, and encourages our Wisconsin insureds to add their support. Visit the Wisconsin Medical Society’s campaign at www.keepdoctorsinwisconsin.org for updates and ideas on how you can help restore our home state’s medical malpractice climate.
I also invite you to take a close look at “Peer Review: Privilege and Process” in this issue of TrendWatch. It features best practices that will help you protect your peer review information from discovery by a plaintiff’s attorney and protect your reviewers from lawsuits. As always, we strive to bring you risk management strategies that you can adapt to your situation or use as a starting point for further discussion with your risk management consultant. Thank you, as always, for choosing PIC WISCONSIN. Your comments, ideas, and questions are always welcome. Best wishes for a happy, healthy, and prosperous 2006.
William T. Montei
President and CEO

# Peer Review: Privilege and Process

*How do you ensure a careful, fair peer review? What must you do to protect peer review information from discovery during a lawsuit? How do you preserve immunity from damages for your reviewers? The stakes are high for all concerned.*

Credentialing and peer review may help hospitals and medical groups avoid substantial risks not only from malpractice claims, but also from internal disruptions, antitrust actions, and staff who leave when problems are not addressed. Perhaps most importantly, these continuous quality improvement processes help you uphold proper standards of patient care. Although the legal environment varies from state to state, there are a number of steps you can take to ensure your credentialing and peer review processes can effectively address the needs of your organization. Before taking any action, however, consult an attorney who is knowledgeable about health care law.

## Where to Begin: Medical Staff Bylaws

Medicare Conditions of Participation (COP) (42 CFR §482.22) spell out the basic requirements for the organization of the medical staff, the staff's accountability to the governing board for the quality of patient care, and the requirements for the medical staff bylaws. While these regulations are hospital oriented, medical groups may model their internal rules after them.



It is important to map out the entire credentialing and peer review process in your organization's bylaws so reviews can be consistent and closely tied to quality improvement throughout. Here are the essentials that must be included:

- Describe the qualifications of each candidate so the medical staff can recommend appointment to the governing board. This description will vary by specialty and department. Medical staff departments may be designated to address both these qualifications and the candidate's privileges for specific procedures. Job descriptions for employed physicians should also include these requirements.
- Identify the information that must be available for review by the medical staff. This typically includes primary source verification of education and training, past experience, and disciplinary and malpractice history. Proof of malpractice insurance coverage at the minimum limits set by the board is also recommended.
- Describe how and why a review is initiated. A review can be initiated as part of the credentialing or recredentialing process or whenever reliable information suggests that performance or behavior is detrimental to patient safety, or is unethical or unprofessional.
- Determine who conducts the investigation. Medical staff department or medical executive committee (MEC) designees form the peer review committee. Include criteria for external review.
- Establish confidentiality and immunity requirements. Limit information gathering, documentation, and information sharing outside of the investigating committee. Bylaws should emphasize the confidentiality of any documents produced by the committee. Refer to state statutes so your process reflects the immunities provided.
- Describe the range of deficiencies and their remedies. Peer review covers every aspect of clinical treatment and behavior from minor deficiencies to criminal behavior. The following are among the deficiencies you will need to address:
  - Minor deficiencies are addressed and monitored through additional training and supervision.
  - Physical and mental impairment issues are referred to the physician health committee.

  Your bylaws should also address remedies, such as the following:

CONTINUED P 4

TrendWatch 3

- Summary suspension addresses an immediate threat to patient safety.
- Restriction and revocation of privileges may be recommended by the investigating committee for serious deficiencies. The MEC has the authority to act.

- Establish a fair hearing process. Adverse decisions may require an external or second review to ensure basic fairness.
- Define compliance. Make sure bylaws and policies also include a definition of an "abuse-free workplace" and spell out the types of behavior that the organization will not tolerate. This should include regulatory compliance, i.e., billing and documentation requirements and behavioral expectations.
- Address monitoring. Evaluate the peer review process and outcomes for effectiveness in improving patient safety through credentialing and process improvement. Conduct periodic legal reviews of the process for compliance with changing regulations.

Physicians must go through the credentialing process at least every two years, including a National Practitioner Data Bank (NPDB) query and a performance review by the department or committee chair as part of the evaluation of the physician's competence.

## Peer Review

Peer review is a process in which a clinician's treatment of patients is evaluated by his or her equals in experience and training. It is a continuous process that is critically important to patient safety and is often challenging to administer. A sensitive issue to begin with, peer review can be complicated by changing legal interpretations and the politically-sensitive situations that develop when referring physicians or partners are subjected to increased peer scrutiny.

Physicians participating in peer review and their organizations can avoid litigation, specifically antitrust or discrimination claims, arising out of their peer review activities by adhering to a process that is consistent and fair to all who apply for or renew membership to the medical staff. The "fair hearing" requirements are outlined in the Health Care Quality Improvement Act (HCQIA) of 1986 and should be incorporated into the medical staff bylaws and more importantly into the actual activities of the peer review committee.

Peer review regulations have been evolving since federal mandates were established to improve health care for Medicare beneficiaries in 1982. HCQIA and state statutes resulted in standards for peer review actions and protection from liability for reviewers. In 1989, subsequent HCQIA regulations created the NPDB, which made it difficult for physicians who had been disciplined to relocate without their malpractice and disciplinary histories being available for review. The Data Bank requires that adverse peer review actions and malpractice claims payments be reported and that hospitals, licensing boards, and other entities consult the Data Bank before granting or renewing a physician's or dentist's license or privilege to practice.

## Patient Safety & Quality Focus

Ideally, peer review tends to be more preventive than punitive. According to Mary Becker, vice president, Kenosha Hospital & Medical Center (WI), "Peer review provides feedback for practitioners, helping them address clinical, professional, and personal problems before the need for corrective action arises." She describes an effective peer review process as having the following characteristics:

- Consistently follows a defined procedure
- Adheres to time frames
- Evaluates facts based on defensible standards of practice
- Considers the reviewee's opinions to ensure balance
- Results in useful outcomes, including privileging and process improvement

## Triggers

One of the hallmarks of a fair process is that all providers are reviewed based on the same standards. For example, using pre-established criteria to determine which charts are reviewed can help demonstrate that the process itself is fair and consistent for all members of the medical staff.

"Organizations should determine which indicators may warrant a peer review," says M. Jeanne Bock, RN, physician peer review coordinator, Institute for Quality Healthcare, Iowa City (IA). JCAHO Medical Staff Standards and COP require performance improvement activities related to the diagnosis and treatment of patients, but leave it to the institutions to determine how they will identify subjects for possible reviews. Bock lists the following events for consideration:

- Unexpected death during hospitalization
- High complication or death rate within a specific procedure code

4 January 2006

- Unscheduled returns to ICU within 48 hours of ICU discharge
- Unplanned admissions following an outpatient surgical procedure
- Readmission within 31 days for the same or related condition
- Hemoglobin less than 8 with no blood transfusion
- Unplanned return to the OR for the same condition during the same hospitalization or a correction to previous surgery
- Neonates with an Apgar of 3 or less at 5 minutes and a birth weight of 3.5 pounds or greater
- Infants weighing less than 4 pounds
- Injury to a fetus
- Maternal death within 42 days postpartum

## Many Options

A peer review committee's recommendations must be consistent with the nature of the problem it discovers. For example, clinical competence may be an issue in a very small subset of a physician's procedures that can be remedied through additional training and supervision in that area. Or, a physician may be performing the procedure in question so rarely that he or she cannot maintain the basic skills needed for consistently high-quality results. In other instances, a physician's physical or mental impairment may be a threat to patient safety and the committee's recommendations will include a referral to the physician health committee. The medical staff bylaws should allow for a broad range of remedies for identified issues. Draconian actions such as summary suspension for minor problems are not effective and are likely to result in litigation. Failure to institute adequate requirements and sufficient follow up may not change the poor results and may subject the hospital to negligent credentialing and monitoring of performance claims.

## Confidentiality Concerns

It is important to define exactly when the peer review process begins so immunity and confidentiality can protect your investigation from the very start. According to Laurette Salzman, PIC WISCONSIN risk management consultant, "An attorney should review your peer review policies periodically to help you comply with your state's confidentiality laws." Some courts have ruled that information used to begin a peer review was not part of the review itself and is discoverable. To avoid this scenario, the peer review committee should formally initiate an investigation. This is often done by giving the committee chair or the medical director the authority to initiate and conduct investigations on behalf of the committee. This allows for more timely responses when issues are identified and provides the committee with the initial investigative materials to start its review.

Plaintiff's attorneys typically argue that the plaintiff's and the public's interests in proving and punishing malpractice overrides the organization's confidentiality privilege.[1] In some instances, state laws are pushed aside in favor of federal laws which do not protect peer review materials from discovery. Mike Rausch, PIC WISCONSIN risk management consultant, adds, "Courts tend to view the confidentiality of peer review information narrowly. That's why it is important to manage the process so carefully."

Attorney Lori Gendelman of Otjen, Van Ert, Lieb, & Weir S.C. in Milwaukee (WI) notes that Wisconsin puts the burden of proof on the peer review organization to demonstrate that its information is privileged and cannot be released to a plaintiff's attorney. For example, a hospital administrator's interview of a hospital employee about the plaintiff's emergency C-section was released because the administrator was acting on behalf of the hospital, not the hospital's peer review committee (*Mallon v Campbell*). "Although some states have stronger peer review confidentiality laws than Wisconsin does, recent interpretations in Texas, Georgia, and Florida suggest there may be a trend toward less protection overall.[1] Gendelman offers the following recommendations for maintaining confidentiality in an increasingly pro-disclosure environment:

- Describe the peer review process and its purpose, and emphasize the confidentiality of the process and any documents arising from the review in your bylaws.
- Make sure that peer review investigations are carried out solely by members of the committee.
- Document an investigation as beginning at the initiative of the peer review committee. Although someone may contact a member of the committee with a concern, the process does not begin until the committee issues a formal statement that it is beginning an investigation as part of a program organized and operated to improve the quality of patient health care at the organization.
- Avoid ad hoc reviews. A formal, fully compliant process is the best protection.

continued p 8

TrendWatch 5

# DEFENDING THE PRACTICE OF MEDICINE:

## 20 YEARS STRONG AND GROWING STRONGER

*The Wisconsin Medical Society and insurance experts from a physician-owned insurer in Ohio founded PIC WISCONSIN in response to the medical malpractice insurance crisis of the mid-1980s. Since then, PIC WISCONSIN has helped Wisconsin achieve a stable medical malpractice insurance market that has only recently become threatened. New challenges, new opportunities, and a new player suggest an even stronger company and better outcomes for the decades ahead.*

"The successful company you see today is the result of physicians helping physicians," says Andrew Ravenscroft, vice president – operations at PIC WISCONSIN. "Twenty years ago, Wisconsin physicians banded together to provide each other with affordable and stable medical malpractice insurance. As a result of their vision and investment, PIC WISCONSIN has grown to become a leading regional insurer in the eight states we serve. Above all, we are known for our unsurpassed defense of non-meritorious claims, risk management consulting, financial stability, and customer service." Adds Bill Montei, president, "Everything PIC WISCONSIN has achieved comes out of the strength and skill of its people—staff and shareholders—and the support of our customers who believe in PIC WISCONSIN's core purpose. Together, we defend the practice of medicine."

Dr. Ayaz Samadani, a long-time shareholder and customer, and a current board member, credits PIC WISCONSIN as a stabilizing force for Wisconsin's malpractice climate. "When I began practicing in the 70s, medical malpractice insurance was difficult to obtain affordably, making it difficult to open and sustain a profitable practice." PIC WISCONSIN helped make Wisconsin a physician-friendly state with affordable coverage and outstanding defense of non-meritorious claims. Patients have benefited from the influx of physicians in response to affordable, available insurance, the state's prior limits on non-economic damages, and its Injured Patients and Families Compensation Fund. "As conditions worsened elsewhere, the number of physicians doubled here. The people of Wisconsin have an excellent health care network, as do many of the other states we serve," he adds.

PIC WISCONSIN continues to adapt and improve its service. In December of 2005, the company announced that it signed a definitive agreement calling for a merger with ProAssurance Corporation. This will help both companies better serve their policyholders while also meeting the shareholders' needs.

### WHY CHANGE NOW?

"The main driver," says Dr. William Listwan, current board chair and board member since the company's inception, "is the need to provide shareholders with liquidity options. When PIC WISCONSIN was founded, all of our insureds were shareholders. Now we have many more policyholders than shareholders since we have added new states and many of our shareholders have sold or merged their practices. Although the majority of our *shareholders* continue to be individual physicians, the majority of *shares* are owned by institutions and groups. Both are looking for a financial return on those shares. The board has explored many options and unanimously supports the proposed merger. It is the right choice for our shareholders, insureds, employees, and ultimately, the medical malpractice insurance climates of the states we serve." Although Dr. Samadani donated his shares to the Wisconsin Medical Society, he agrees with Dr. Listwan's assessment. "When we began PIC WISCONSIN, everyone put their money in with no expectation of return. It was something we needed to do to make Wisconsin a better place to practice medicine. As the composition of our shareholders changed over time, with many of them holding large quantities of stock, it is reasonable that they expect a financial return."

Industry trends are also driving the change. Medical malpractice insurance carriers are consolidating. "PIC WISCONSIN's successful growth through entry into new markets is an increasingly rare phenomenon," states Ravenscroft. "Most insurers that expand

6

JANUARY 2006

into new states fail, unless that entry is the result of a successful merger or acquisition with a company already doing business in the state." With the rise of fewer, larger, more powerful carriers, PIC WISCONSIN is unlikely to continue to grow by judiciously adding new markets. ProAssurance and its predecessor companies have a track record of successfully merging with physician-governed companies and serving its customers in ways that are highly compatible with PIC WISCONSIN's history and strengths, as shown by the following list of shared strengths:

- Founded to combat the medical malpractice crises of the 70s and 80s
- Rated "A-" by A.M. Best
- Physician governed
- Actuarially responsible pricing
- Local claims and underwriting expertise
- Leaders in aggressive defense of non-meritorious claims

## A Match Made in Ohio

"I am very comfortable with ProAssurance," says Montei. "I've known its president, Vic Adamo, for more than twenty years and have seen what he and Dr. Crowe, the CEO and board chair, have accomplished. Both ProNational, one of the predecessor companies to ProAssurance, and PIC WISCONSIN were formed with help from Physicians Insurance Company of Ohio (PICO). PICO's dream of forming a "confederacy of physician-owned, physician-governed companies" never came to fruition, but it's interesting that four of the original six PICO-assisted companies (including PICO's book of business) will now be in the ProAssurance fold.

ProAssurance is also the industry leader in fighting claims. Adds Ravenscroft, "That's especially important since the Wisconsin Supreme Court struck down non-economic damage caps. Physicians in Wisconsin and our other states will be best served in the long term if we merge with a carrier who is tough on claims defense." Ravenscroft believes that ProAssurance's financial strength and economies of scale and PIC WISCONSIN's customer focus will result in a truly formidable stabilizing force for the regional med mal insurance market for the long term.

## What's Next?

The merger must first be approved by Wisconsin's Office of the Commissioner of Insurance (OCI). The OCI controls the process and its timing. If approved, the decision then passes to the shareholders who must ratify it by a simple majority of shares entitled to vote after the Securities and Exchange Commission (SEC) has approved the wording of the proxy.

The entire process may take as much as six months or more, but is well worth the time. "We are pleased to be making this proposed merger from a position of strength," concludes Ravenscroft. "PIC WISCONSIN is financially sound, well-run, and unsurpassed in claims defense, risk management, underwriting, and customer service. We are at the pinnacle of what we can accomplish unless we take on a like-minded partner. If we were not to complete the merger, PIC WISCONSIN would remain at continued risk of a hostile takeover; we must satisfy our shareholders' need for liquidity in a way that will continue to benefit our customers and help create a stable market for physicians in all of the states we serve. Our reputation, products, and states complement those of ProAssurance. We anticipate a long and stable future serving the physicians, hospitals, and dentists of our region." ■

## Additional Information About the Merger and Where to Find It

ProAssurance Corporation will file a registration statement with the Securities and Exchange Commission (SEC) that will include a copy of the prospectus/proxy statement and other information regarding ProAssurance and the proposed transaction. PIC WISCONSIN and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of PIC WISCONSIN in connection with the proposed merger. Information about the directors and executive officers of PIC WISCONSIN and their ownership of PIC WISCONSIN common stock will be set forth in the required filings with the SEC.

You will be able to obtain a free copy of the prospectus/proxy statement and other documents that contain information regarding ProAssurance Corporation and PIC WISCONSIN from any of these sources:

- The Securities and Exchange Commission Web site (www.sec.gov/index.htm)
- PIC WISCONSIN (800.515.0092 or www.picwisconsin.com)
- Frank B. O'Neil, Senior Vice President, Corporate Communications, ProAssurance Corporation, 100 Brookwood Place, Birmingham, Alabama 35209 or 205.877.4461

Shareholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

TrendWatch 7

- Emphasize oral presentations to the peer review committee. Avoid submitting documents and written statements to the peer review committee because the information may not be privileged.
- Label notes and other committee-created documents "Confidential: Peer Review Document." List relevant statutes on the front page of the document.
- Have the peer review committee orally present its recommendations to the governing body of the organization. Do not share documents that detail the reasons for the conclusions. Any handouts must be collected by the committee at the end of the presentation.
- Don't provide details. Governing body minutes should state that the peer review committee gave its monthly report. Period.
- Don't vote. The governing body should take action without voting. Votes can be considered evidence of collusion.

## In or Out?

Many organizations find it difficult to provide unbiased reviews internally. An effective review avoids conflicts of interest, possible restraint of trade, and a lack of sufficiently experienced peers. Guidelines for internal and external reviews can help make the process more objective and assure reviewers that their participation will be seen as good faith effort that will be immune from lawsuits by the person reviewed.

"In rural areas, for example, it can be difficult to find reviewers who don't have a conflict of interest," Rausch adds. "The physicians all know each other and are often part of the same or competing practice groups." Community Access Hospitals (CAHs) often work with consultants, their medical societies, or larger hospitals in their networks to find appropriate reviewers. A consultant can be particularly effective in finding neutral peers outside of the immediate area, helping a committee formulate the questions a reviewer must answer, and providing a second layer of review, if, for example, an internal review results in an adverse recommendation and the group is concerned that it may result in a lawsuit. An external review can be expensive, so is important to determine its focus up front.

"In addition to fairness considerations, you must include the right expertise," continues Rausch. "For example, even though an emergency department physician may be a peer of the person reviewed, you may wish to include a more specialized reviewer such as an interventional cardiologist if the patient safety issues are not easily evaluated internally at a strictly peer level. Your ultimate goal is to improve the quality of patient care." Rausch concludes, "A review may begin as an evaluation of one physician's skills but end up changing the entire department's procedures. External reviews, when appropriate, plus continued monitoring of the effects of your peer review actions on your patient outcomes are your assurance that the organization is not losing sight of the big picture of institutional process improvements while focusing on the competence of individual practitioners." ■

1. Quattrone M. "Is Peer-Review Privilege Eroding?" *The Risk Management Reporter*, Vol. 18, No. 6 (Dec. 1999), pp. 3-5.
2. Becker M. "Peer Review," PIC WISCONSIN Risk Management Networking Group, Madison, WI, April 15, 2005.
3. Bock M. "Physician Peer Review Process and Procedure," presentation, Springfield, IL, April 27, 2005.
4. Gentleman L. "Peer Review—Credentialing and the National Practitioner Data Bank," PIC WISCONSIN Risk Management Networking Group, Madison, WI, April 15, 2005.

## Peer Review Essentials

- Document the peer review process in your bylaws and procedures.
- Have an attorney review your process periodically.
- Make quality/process improvement the focus throughout investigations.
- Be specific about the quality, patient safety, or behavioral concerns that need to be addressed.
- Consider the full range of options before recommending an action.
- Meticulously protect the confidentiality and integrity of your investigations.
- Consider external and additional reviews where needed to ensure a fair outcome.

## Upcoming Events

February 21: Audioconference: The Bill & the Patient: The Impact on Your Practice

March 29: Iowa Risk Management Networking Group: How to Build a Risk Management Program

April 13: Madison Risk Management Networking Group: How to Build a Risk Management Program

April 26: Illinois Risk Management Networking Group: How to Build a Risk Managment Program

May 16: Audioconference: Claim and Legal Process

TrendWatch is published quarterly and circulated to more than 13,000 PIC WISCONSIN policyholders, certificate holders, risk managers, and shareholders. It is designed to inform readers of issues and trends in loss prevention—our ongoing goal at PIC WISCONSIN. We welcome your comments and suggested topics for future issues.

TrendWatch provides information of a general nature, and it is not intended as legal advice or opinion relative to specific matters, facts, situations, or issues. You should consult with an attorney about your particular circumstances.

© 2006 PIC WISCONSIN

PIC WISCONSIN
DEFENDING THE PRACTICE OF MEDICINE™
1002 Deming Way
P.O. Box 45650
Madison, WI
53744-5650
www.picwisconsin.com
608.831.8331
800.279.8331
FAX 608.831.0084

PRSRT STD
U.S. POSTAGE PAID
MADISON WI
PERMIT NO. 2106

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